FORM 6-K
		   SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549


		   Report of Foreign Private Issuer


		  Pursuant to Rule 13a-16 or 15d-16
		of the Securities Exchange Act of 1934

		 For the month of July, 2003
		 		 ------------

		  Commission File Number 1-4620
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		 Crystallex International Corporation
	  -----------------------------------------------------
  	     (Translation of registrant's name into English)

  579 Richmond Street West,# 301, Toronto, Ontario, M5Z 1Y6 Canada
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

		  Form 20-F[x] 		Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
						    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
						    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 			     Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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Immediate Release						July 31, 2003
RM: 21-03



   Crystallex Provides Updates on Las Cristinas Development in Venezuela



TORONTO, ONTARIO, July 30, 2003 - Crystallex International Corporation (TSX, AMEX: KRY) ("Crystallex") provides updates in connection with the Las Cristinas mining project in Venezuela.

Progress of Feasibility Study

The feasibility study being prepared by SNC Lavalin Engineers and Consultants is now in the final stages of preparation and will be translated and presented to Corporacion Venezolana de Guayana ("CVG") in Venezuela by mid-September as contemplated by the mining operation contract between Crystallex and the CVG, executed on September 17, 2002. As previously reported at its Annual General Meeting, based upon results from current and ongoing research and pilot studies being carried out in conjunction with the feasibility study, Crystallex believes that the characteristics of the Las Cristinas project have improved. The total proven and probable reserves have increased from 224 million tonnes at
1.33 g/t Au to 243 tonnes at similar grade. The reserves increased from
9.6 million ounces to 10.1 million ounces. The metallurgical flowsheet, confirmed by SGS Lakefield Research Limited at its test plant, has been simplified to a conventional carbon-in-leach circuit resulting in an expected total gold recovery of 89%. The deposit is open at depth and along strike. Preliminary economic projections indicate reduced capital and cash operating costs for the project. Recovery and cost estimates remain subject to confirmation in the feasibility study. It is expected that the feasibility study, with input from the CVG, will form the template for development of the Las Cristinas project. Once the feasibility study is submitted and approved Crystallex will move forward with financing and preparations to commence construction.

Final Report of the Permanent Comptroller Committee

On June 11, 2003, the Permanent Comptroller Committee of the National
Assembly of Venezuela issued a final report supporting the actions taken by CVG to terminate the former mining agreements over the Las Cristinas mining project granted to Minera Las Cristinas C.A. (Minca), and further supporting the reactivation of the project through Crystallex. Crystallex is advised that this report, which confirms four previous reports by committees of the National Assembly, is not subject to revision or appeal before any authority in Venezuela.

The report will be posted in Spanish and in English on the Crystallex web site. In the report, the Committee stated that this fifth report "...considers sufficiently studied all matters concerning the Cristinas Mining Project, and exhausted all issues that refer to it, and so ratifies as terminated all and any investigations over the termination of the Minca agreement and all analysis over the granting of the Mining Operation Agreement to Crystallex International...".

Crystallex is not aware of any further proceedings, outstanding or pending, at the National Assembly in relation to this matter.

July 18 Conference

On July 18, Crystallex participated in a conference in Venezuela promoted by the Commission of Economic Development of the National Assembly. The conference involved the CVG and a broad representation from municipal, regional and government officials having an interest in the Guayana Region of Venezuela. The conference examined the socio-economic impact of the Las Cristinas Mining Project in the Guayana Region. The conference further provided directly to representatives of the Region, the National Assembly and other interested parties information with respect to the anticipated development of the Las Cristinas project and related socio-economic benefits to the Region. On July 10th, at the invitation of the CVG, Crystallex also attended and the Las Cristinas project was featured in a symposium conducted by the CVG in Miami, Florida promoting investment in Venezuela.

About Crystallex: Crystallex International Corporation is a Canadian based gold producer with operations and exploration properties in Venezuela and Uruguay. Crystallex shares are traded on the TSX and AMEX Exchanges. Crystallex is focused on strategic growth in South America. The Company's principle asset is the Las Cristinas property in Venezuela. The Mining Agreement gives Crystallex 100 percent control of the reserves and resources of this project. Crystallex is currently working on the final feasibility study to support its development plans for Las Cristinas.

Note: This news release may contain certain "forward-looking statements" within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Crystallex, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.
Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange
Commission and other regulatory authorities.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this new release.


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	                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

				      Crystallex International Corporation
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						   (Registrant)


Date   July 31, 2003     		     	By    /s/ Daniel R. Ross
-----------------------			     	----------------------------
						        (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature